Cowen Execution Services LLC
Statement of Financial Condition
December 31, 2017

(in thousands)

Assets

Cash and cash equivalents	$	69,316
Cash segregated in compliance with federal regulations and other restricted deposits		56,134
Securities borrowed		544,057
Receivable from brokers, dealers and clearing organizations, net of allowance of $837		147,901
Receivable from customers		39,054
Deposits with clearing organizations		77,435
Deferred tax assets		300
Other assets		4,176
Total assets	$	938,373

Liabilities and Member's Equity

Liabilities

Securities loaned	$	536,811
Payable to brokers, dealers and clearing organizations		151,488
Payable to customers		34,472
Due to related party		77,758
Accounts payable, accrued expenses and other liabilities		12,911
Total liabilities		813,440
Member's equity		124,933
Total liabilities and member's equity	$	938,373

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Cowen Execution Services LLC (the "Company"), a Delaware-registered limited liability corporation, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission ("CFTC") under the Commodity Exchange Act of 1936. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA"), as well as exchanges and other self-regulatory organizations ("SROs"). FINRA serves as the Company's Designated Examining Authority.

The Company provides a comprehensive suite of execution and clearing services to market participants, including equities, fixed income, and commission management services. The Company's institutional clients include banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries.

On June 1, 2017, the Company, along with its parent company Cowen Executions Holdco LLC (formally Convergex Group LLC) ("Parent") and affiliated entities were acquired by Cowen CV Acquisition LLC, an indirect (wholly owned) subsidiary of Cowen Inc. ("CI" or "Member"), an affiliated entity. The Company transferred it fixed assets at book value to the Parent in conjunction with the acquisition.

During the fourth quarter of 2017, the Company transferred the assets and liabilities related to its commission recapture and prime service businesses to Cowen and Company LLC ("Cowenco") and Cowen Prime Services LLC ('CPS"), respectively, which are indirectly owned subsidiaries of CI. The commission recapture business offers commission management services to its customers. The prime services business offers prime brokerage services and other related services to hedge fund managers, managed account platforms, institutional investors, family offices, and registered investment advisers. The Company's financial statements reflect this transaction, which was accounted for as a transfer of business, as if it occurred on June 1, 2017, as the entities are under the common control of CI. In connection with the transfer, the Company recorded a decrease in total assets of $10.2 million and a decrease in total liabilities of $7.1 million.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The presentation of the statement of financial condition in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. These investments may include demand deposits, money market accounts, and U.S. Treasury bills.

Cash Segregated In Compliance with Federal Regulations and Other Restricted Deposits
Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in special bank accounts for the benefit of customers under SEC Rule 15c3-3 and cash held in accounts designated as Special Reserve Bank Accounts for Proprietary Accounts of Broker-Dealers ("PAB") (Note 7).

Deposits with Clearing Organizations
Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed to clearing organizations are collateralized by certain of the Company's cash and securities balances (Note 4).

Securities transactions
Securities transactions are recorded on a trade date basis. Receivables from brokers, dealers, and clearing organizations include amounts receivable for fails to deliver, amounts receivable from clearing organizations, and commissions receivable from broker-dealers.

Receivables from customers consist of amounts owed by customers relating to securities transactions not completed on settlement date and commissions receivable from customers (Note 5).

Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company in the statement of financial condition.

Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive and amounts payable to broker-dealers and clearing organizations on open transactions (Note 5).

The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to receive, or to facilitate securities lending to customers. The Company typically loans securities in order to fund non-standard settlements requested by a customer, satisfy fails to receive, assist clients in fulfilling regulatory requirements in connection with their short sales, and facilitate securities borrowing from customers. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash or other collateral with the lender. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash advanced, as appropriate. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate.

For financial statement purposes, the Company does not offset their securities borrowing or securities lending transactions because the conditions for netting as specified by U.S. GAAP are not met. The Company's securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction.

Payables to customers primarily consist of amounts owed to customers relating to securities transactions not completed on settlement date (Note 5).

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of securities transactions and other receivables. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the "market approach" or "income approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts. Securities owned and securities sold short not yet purchased are recorded on a trade date basis and reported at quoted market prices for identical assets or liabilities in active markets. To the extent applicable, each of these categories is further divided between those held long or sold short.

Fair Value of Financial Instruments

The carrying amounts reported on this statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents and are considered to be of level 1 measurement in the fair value hierarchy. Financial instruments, including securities owned and securities sold short not yet purchased, are recorded on a trade date basis and reported at quoted market prices for identical assets or liabilities in active markets. Securities owned and securities sold short not yet purchased are considered to be of level 1 measurement in the fair value hierarchy. Securities owned and securities sold short not yet purchased were

immaterial in amount and included in receivable from brokers, dealers and clearing organizations and payable to brokers, dealers and clearing organizations, respectively, on the statement of financial condition as of December 31, 2017.

Nonrecurring Fair Value Measurements

The Company measured financial instruments at fair value on a nonrecurring basis that consisted of cash and cash equivalents, cash and cash equivalents segregated for the exclusive benefit of customers and other restricted deposits, receivable from and payable to brokers, dealers and clearing organizations, and receivable from and payable to customers. At December 31, 2017, these various financial instruments are carried on the statement of financial condition at approximate fair value. These financial instruments are classified within Level 1 of the fair value hierarchy.

Due to related party

An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. Such amounts are included in due to related party in the accompanying statement of financial condition.

Other Assets

Other assets consist primarily of a membership (which is reported at cost), taxes, dividends, and other miscellaneous receivables.

Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of accrued bonuses, incentives and other employee benefit expenses, accrued expenses, accounts payable, and other miscellaneous liabilities.

Derivatives

The Company utilizes foreign exchange forward contracts from time to time to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services. As of December 31, 2017, the notional value of the foreign exchange forward contracts was $0.6 million. The fair value of these outstanding foreign exchange forward contracts entered into with third parties was $0.6 million.

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes

Prior to acquisition by CI in 2017, the Company was part of a limited liability company, which was treated as a partnership for tax purposes. A partnership is generally not subject to federal, state or local taxes. The Company was, however, subject to its share of New York City unincorporated business tax ("UBT").

Upon acquisition in 2017, the Company was treated as a single member LLC, which is disregarded for tax purposes, and became part of a consolidated tax group taxed as a corporation. The Company adopted CI's policy of using the Group's blended rate in the calculation of its income tax provision. The Company has an informal tax sharing arrangement with CI whereby the Company records any tax liability or benefit as a

deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realizable by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future and, thus, against which no valuation allowance has been established are recognized within the statement of financial condition.

The Company accounts for income taxes in accordance with U.S. GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

U.S. GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. U.S. GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 11, "Income Taxes," for additional information and disclosures.

Recently Issued Accounting Pronouncements
In January 2017, the FASB issued guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current guidance, there are three elements of a business-inputs, processes, and outputs. While an integrated set of assets and activities (collectively, a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The new guidance provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will use the new definition for its future business combination activities.

In August 2016, the FASB issued guidance which reduces the diversity in practice as to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance addresses eight specific cash flow issues with the objective of reducing the existing and potential future diversity in practice. The amendments in this guidance are effective for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact of this guidance on the Company's cash flow presentation.

In February 2016, the FASB issued guidance which amends and supersedes its previous guidance regarding leases. The new guidance requires the lessee to recognize the right to use assets and lease liabilities that arise from leases and present them in its statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of

expenses and cash flows arising from a lease by a lessee have not significantly changed from previous US GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial condition. For public business entities the guidance is effective for reporting periods beginning after December 15, 2018. The Company is currently evaluating the impact of this guidance on the Company's financial condition and its disclosures. The Company notes that a significant majority of the Company's leases represent operating real estate leases for its respective offices and will require the gross up on its statement of financial condition.

3. Transactions with Related Parties

In the normal course of business, the Company enters into related party transactions with affiliated entities.

The Company entered into service level agreements with Cowen Services Company, LLC ("CSC"). CSC agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC pursuant to an expense sharing agreement based on time, service, usage and headcount. At December 31, 2017, the Company has a $77.8 million payable to CSC, which is included in due to related party, in the statement of financial condition.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), a wholly owned subsidiary of the Parent. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement.

The Company clears certain DVP trades of CPS and Cowenco, affiliated broker-dealers.

During the period, the Company transferred all of its fixed assets to the Parent at their respective book values (Note 1).

4. Deposits with Clearing Organizations

The Company has a total of $77.4 million of cash and securities in deposit accounts with clearing organizations that could be used as collateral to offset losses incurred by the clearing organizations, on behalf of the Company's activities, if such losses occur.

5. Receivable and Payable

Receivable from, and Payable to, Brokers, Dealers and Clearing Organizations

At December 31, 2017, amounts receivable from and payable to brokers, dealers and clearing organizations include:

(in thousands)

Receivable		
Clearing organizations	$	24,796
Broker-dealers		24,626
Commissions receivable		6,590
Interest receivable		4,906
Securities failed to deliver		87,820
Allowance for doubtful accounts		(837)
Total receivable	$	147,901

Payable		
Clearing organizations	$	48,263
Broker-dealers		45,138
Interest payable		4,547
Securities failed to receive		53,540
Total payable	$	151,488

Receivable From, and Payable to, Customers

Receivable from and payable to customers include amounts due on cash and margin transactions, fees and commissions receivable.

(in thousands)

Receivable		
Customer failed to deliver	$	39,054
Total receivables	$	39,054

Payable		
Other customer payable	$	43
Customer failed to receive		34,429
Total payables	$	34,472

6. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing organizations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured arrangements are collateralized by the unsettled customer securities.

The Company maintains uncommitted financing arrangements, the details of which are summarized below as of December 31, 2017. All arrangements are with large financial institutions.

	Maturity Date	Rate	Contractual Amount	Available Amount
Secured	None	Fed funds effective rate plus 1%	150,000,000	–
Unsecured	August 2, 2018	Fed funds effective rate plus 2.5%	30,000,000	–
		Total $	180,000,000	–

All financing arrangements were renewed with extended maturity dates subsequent to the balance sheet date. Commitment fees related to these borrowings of an immaterial amount were included in accounts payable, accrued expenses and other liabilities in the statement of financial condition as of December 31, 2017.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule") and is also subject to the net capital requirements of CFTC Regulation 1.17 ("Regulation 1.17"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2017, the Company had excess net capital of $108.7 million and its net capital requirement was $2.7 million.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

As a clearing broker-dealer, the Company is required to compute a reserve requirement for PAB and customers, as defined in Rule 15c3-3. The PAB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2017, the Company had $29.7 million of cash on deposit in special reserve bank accounts for PAB, which was in excess of its required deposit of $17.1 million. At December 31, 2017 the Company had segregated $20.3 million of cash in special bank accounts for the benefit of customers, while its required deposit was $10.5 million.

8. Commitments and Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's

disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

As is typical of most SEC registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business lines or clients, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other SROs and certain other regulatory bodies, such as state securities commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations, none of which relates to regulatory and financial reporting. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

The following information reflects developments with respect to the Company's legal proceedings that occurred during the period.

On December 27, 2013, Landol Fletcher filed a putative class action lawsuit against Convergex Holdings, LLC, Convergex Group, LLC, Convergex Execution Solutions LLC, Convergex Global Markets Limited and G-Trade Services LLC (collectively, "Convergex") in the United States District Court for the Southern District of New York (Landol Fletcher and all others similarly situated v. Convergex Group LLC, Convergex Execution Solutions LLC, Convergex Global Markets Ltd., Convergex Holdings LLC, G-Trade Services LLC, & Does 1-10, No. 1:13-CV-09150-LLS). The suit alleges breaches of fiduciary duty and prohibited transactions under ERISA and seeks to maintain a class action on behalf of all ERISA plan participants, beneficiaries and named fiduciaries whose plans were impacted by net trading by Convergex Global Markets Limited from October 2006 to December 2011. On April 11, 2014, Landol Fletcher and Frederick P. Potter Jr., filed an amended complaint raising materially similar allegations. This matter was assumed by the Company as a result of the Company's previously announced acquisition of Convergex Group, which was completed on June 1, 2017. On February 17, 2016, the District Court granted Convergex's motion to dismiss the amended complaint. Plaintiffs filed an appeal to the Second Circuit, and the AARP and Department of Labor filed amicus briefs on plaintiffs' behalf. The appeal was argued on December 12, 2016. On February 10, 2017, the Second Circuit Court of Appeals (1) reversed the District Court, finding that plaintiff has constitutional standing in a "representative" capacity to sue for damages to the ERISA defined benefit plan in which he is a participant, and (2) remanded to the District Court to reconsider, in light of the Circuit Court's decision, the issue whether plaintiff has standing to pursue claims on behalf of ERISA plans in which plaintiff is not a participant. Convergex filed a petition for rehearing, and the Court of Appeals denied the petition. On June 30, 2017, the Company filed a notice of motion and memorandum of law in support of a motion to stay the proceedings in the District Court pending resolution of its petition for writ of certiorari which the Company intended to file with the U.S. Supreme Court. On August 16, 2017, the District Court granted the Company's motion to stay the proceedings in the District Court pending resolution of the Company's petition for writ of certiorari. On September 1, 2017, the Company filed a petition with the United States Supreme Court for a writ of certiorari requesting review of the decision of the Court of Appeals. On January 8, 2018, the U.S. Supreme Court denied the Cohavempany's petition for a writ of certiorari. The previously granted stay of the proceedings in the District Court will now lift and the case will proceed in the District Court. The Company is indemnified against losses arising from this matter pursuant to, and subject to, the provision of the purchase agreement signed on April 2, 2017 between CI, and the former owners of the Company. Because the case is in its preliminary stages, the Company cannot predict the outcome at this time, but it does not currently expect this case to have a material effect on the statement of financial condition.

The Company has estimated liabilities with respect to certain legal and regulatory matters. The Company does not expect subsequent changes to the estimates related to these matters, if any, to have a material

effect on the Company's statement of financial condition due to indemnification rights that benefit the Company pursuant to the aforementioned purchase agreement signed on April 2, 2017 between CI and the former owners of the Company.

9. Retirement Savings Plan

CI sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute to the 401 (k) Plans up to federal contribution limits or up to 100% of their annual compensation, subject to certain limitations. The 401(k) Plans allows for pre-tax and ROTH contributions. CI provides matching contributions for certain employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans as well as discretionary profit sharing contributions.

10. Deferred Compensation

The Company continues to incur costs for the Convergex Nonqualified Deferred Compensation Plan, which is a deferred cash award plan that is expensed over the 27 month service period requirement. As of December 31, 2017, the Company had unrecognized compensation expense related to former Convergex Group deferred cash awards of $0.6 million which will be fully amortized by the end of April 2019. There were no awards issued pursuant to this plan for the seven month period ended December 31, 2017.

11. Income Tax

The Company is a single member limited liability company and, as such is disregarded for federal, state and local income tax purposes. Prior to its acquisition by CI, the Company was part of a group that was taxed as a partnership and was subject to NYC UBT until its acquisition by CI. After its acquisition, the taxable results of the Company's operations are included in the tax returns of CI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis. The Company records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member.

As the Company's entire loss was fully utilized by CI's consolidated tax group, the Company recorded a distribution through equity in the amount of $3.4 million pursuant to the informal tax sharing arrangement discussed above.

For the seven month period ended December 31, 2017, the effective tax rate of 32.7% differs from the statutory rate of 35% primarily due to state taxes, nondeductible expenses, and the impact of the re-measurement of the Company's deferred tax assets from the change in the federal tax rate enacted in the Tax Cuts and Jobs Act of December of 2017.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The Company's deferred tax assets of $0.3 million as of December 31, 2017 consisted predominantly of deferred compensation items, which is reported on the statement of financial condition.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize the net deferred tax assets.

Following the acquisition in 2017, the Company is now included in CI's consolidated tax return and is, thus, open to examination beginning in tax year 2017 by the IRS and state and local tax authorities where the Company has significant operations, including New York State and City. The Company is also subject to tax examination for its pre-acquisition group taxed as a partnership subject to NYC UBT. The open tax years for this jurisdiction are 2010 to 2016. The Company is currently not under audit. As such, the Company does not have any uncertain tax positions recorded for the seven month period ended December 31, 2017.

Effects of the Tax Cuts and Job Act

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act, was enacted on December 22, 2017. ASC 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment even though the effective date for most provisions is for tax years beginning after December 31, 2017.

The new law includes a reduction in the U.S. corporate income tax rate from 35% to 21%. This change resulted in the Company reporting a deferred income tax expense of $0.1 million in 2017 due to the re-measurement of its deferred tax assets using the new 21% rate applicable upon reversal of these items.

The Company has evaluated other significant provisions of the law and has not identified any material impact these provisions may have on the Company for the seven month period ended December 31, 2017. Management will continue to monitor the application of these provisions to the Company and make necessary policy elections if and when needed.

12. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk
In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the

risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company typically enters into securities lending transactions in order to fund non-standard settlements and to earn residual interest rate spreads. Under these transactions, the Company receives cash collateral. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. The Company mitigates the risk of the counterparty not returning the loaned securities by monitoring the market values daily and requiring additional cash as collateral when necessary, and when applicable, participating in a risk-sharing program offered through the Options Clearing Corporation ("OCC"). At December 31, 2017, the Company had gross obligations relating to securities loaned of $520.9 million of which cash collateral totaling $536.8 million was received. These securities loaned are domestic equities that have no contractual maturity and may be recalled on demand at any time, subject to a three day notice period.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permits the Company to repledge or resell the securities to others. At December 31, 2017, the Company had borrowed securities of $522.9 million of which cash collateral totaling $544.1 million was given to counterparties and additional collateral of $6.2 million was held in the Company's reserve bank, included in the statement of financial condition as cash and securities segregated in compliance with federal regulations and other restricted deposits.

Guarantees
The Company provides access to execution venues for certain customers via sponsored line agreements. These customers transmit non-solicited trade orders directly to the execution venue. The Company monitors the activity but does not have the ability to stop the activity, and is therefore exposed to risk of loss should the customer not meet its settlement obligations. The Company is billed for activity flowing through these lines, and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its settlement obligations with respect to these charges. The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any material losses in such accounts and does not believe it is exposed to significant credit risks.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date. At December 31, 2017, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

13. Subsequent Events

The Company has evaluated events that have occurred after the balance sheet date through March 6, 2018 and has determined that there were no additional subsequent events requiring adjustment or disclosure.